CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Post-Effective Amendment No. 4 to Registration Statement No. 333-152224 on Form N-6 of our report dated March 5, 2009 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) changes in the method of accounting and reporting for deferred acquisition costs in connection with modifications or exchanges of insurance contracts and for defined benefit pension and other postretirement plans and (2) the reclassification of the consolidated financial statements to give effect to broker-dealer discontinued operations), relating to the consolidated financial statements of Pacific Life Insurance Company and Subsidiaries appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading “Experts” also in such Statement of Additional Information.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, California
April 22, 2009